UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Global Business Travel Group, Inc.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock

(Title of Class of Securities)

37890B118

(CUSIP Number of Class of Securities)

Eric J. Bock, Esq.

Chief Legal Officer

Global Business Travel Group, Inc.

666 3rd Avenue, 4th Floor

New York, NY 10017

Telephone: (212) 679-1600

(Name, address and telephone numbers, of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Gregory A. Fernicola, Esq. Peter D. Serating, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001-8602 Telephone: (212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Global Business Travel Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 9, 2022 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to each holder of the Company’s Warrants (each, a “Warrant”) to receive 0.275 shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated October 3, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is filed hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the warrant agreement, dated as of October 1, 2020 (the “Warrant Agreement”), by and between the Company (formerly named Apollo Strategic Growth Capital (“APSG”)) and Continental Stock Transfer & Trust Company, as warrant agent, to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.2475 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the vote or written consent of holders of at least 50% of the outstanding Public Warrants (as defined in the Schedule TO) and 50% of the outstanding Private Placement Warrants (as defined in the Schedule TO) are required to approve the Warrant Amendment.

 This Amendment No. 1 is being filed to update Item 12 of the Schedule TO to include the final Prospectus/Offer to Exchange which relates to the Form S-4 registration statement declared effective by the SEC on October 3, 2022 and the related press release issued by the Company on October 3, 2022.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read this Amendment No. 1 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 12. Exhibits.

(a)	Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on October 3, 2022).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 9, 2022).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 9, 2022).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 9, 2022).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 9, 2022).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).
(a)(5)(A)	Press Release, dated September 9, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on September 9, 2022).
(a)(5)(B)	Press Release, dated October 3, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 3, 2022).
(b)	Not applicable.
(d)(i)	Form of PubCo Subscribed Ordinary Shares Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(ii)	Form of PubCo Class B Common Stock Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(iii)	Form of PubCo Class B Common Stock Distribution Agreement, by and among GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(iv)	Form of Amended & Restated Registration Rights Agreement entered into by and among Global Business Travel Group, Inc., APSG Sponsor, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

(d)(v)	Form of Exchange Agreement, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited and equityholders of GBT JerseyCo Limited (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(vi)	Form of Shareholders Agreement by and among by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(vii)	Credit Agreement, dated as of August 13, 2018, by and among GBT Group Services B.V., as borrower, GBT III B.V., as a loan party, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders and L/C issuers from time to time party thereto (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(viii)	Amendment, Consent and Waiver Agreement, dated as of December 5, 2019, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(ix)	Joinder Agreement, dated as of December 9, 2019, among GBT Group Services B.V., as borrower, GBT III B.V., as a loan party, GBT UK TopCo Limited, as the joining loan party, and Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(x)	Incremental Agreement and Reaffirmation, dated as of September 4, 2020, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xi)	Amendment Agreement, dated as of September 4, 2020, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xii)	Amendment, Incremental Agreement and Reaffirmation, dated as of January 20, 2021, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xiii)	Refinancing Amendment No. 1, dated as of December 2, 2021, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xiv)	Amendment, Incremental Agreement and Reaffirmation, dated as of December 2, 2021, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xv)	Sponsor Side Letter Amendment, dated May 27, 2022, by and among the Sponsor, the Insiders, APSG and Legacy GBT (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).
(d)(xvi)	Global Business Travel Group, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).
(d)(xvii)	Global Business Travel Group, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).

(d)(xviii)	Global Business Travel Group, Inc. Management Incentive Plan, amended and restated as of May 27, 2022 (incorporated by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).
(d)(xiv)	Global Business Travel Group, Inc. Annual Incentive Award Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on June 21, 2022).
(d)(xv)	Form of Amended and Restated Trademark License Agreement, dated May 27, 2022, by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited and, solely for the purposes of specified sections therein, GBT JerseyCo Limited, GBT US LLC, GBT III B.V. and Global Business Travel Group, Inc. (incorporated by reference to Exhibit 10.26 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xvi)	Form of Consumer Services Operating Agreement, dated as of June 30, 2014, by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited (as assignee of GBT III B.V.), as amended (incorporated by reference to Exhibit 10.27 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xvii)	Form of First Amendment to Consumer Services Operating Agreement, dated as of December 31, 2015, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.27.1 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xviii)	Form of Second Amendment to Consumer Services Operating Agreement, dated as of July 24, 2017, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.27.2 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xix)	Form of Third Amendment to Consumer Services Operating Agreement, dated as of November 19, 2019, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.27.3 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xx)	Form of Fourth Amendment to Consumer Services Operating Agreement, by and between American Express Travel Related Services Company, BT Inc. and G Travel Services UK Limited (as assignee of GBT III B.V.) (incorporated by reference to Exhibit 10.27.4 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xxi)	Form of Global Corporate Payments Operating Agreement, dated as of June 30, 2014, by and between American Express Travel Related Services Company, Inc., and GBT III B.V. (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xxii)	Form of First Amendment to Global Commercial Services Operating Agreement, by and between American Express Travel Related Services Company, Inc., GBT III B.V. and GBT Travel Services UK Limited (incorporated by reference to Exhibit 10.28.1 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xxiii)	Form of Travel & Lifestyle Services Operating Agreement, dated as of June 30, 2014, by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited (as assignee of GBT III B.V.), as amended (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxiv)	Form of First Amendment to the Travel & Lifestyle Services Operating Agreement, dated as of January 1, 2015, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.29.1 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xxv)	Form of Second Amendment to the Travel & Lifestyle Services Operating Agreement, dated as of December 31, 2018, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.29.2 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xxvi)	Form of Third Amendment to the Travel & Lifestyle Services Operating Agreement, dated as of March 29, 2019, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.29.3 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).

(d)(xxvii)	Form of Fourth Amendment to the Travel & Lifestyle Services Operating Agreement, dated as of April 29, 2019, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.29.4 of the Company’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xxviii)	Form of Fifth Amendment to the Travel & Lifestyle Services Operating Agreement, dated as of January 1, 2020, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.29.5 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxix)	Form of Sixth Amendment to the Travel & Lifestyle Services Operating Agreement, dated as of March 21, 2020, by and between American Express Travel Related Services Company, Inc. and GBT III B.V. (incorporated by reference to Exhibit 10.29.6 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxx)	Form of Seventh Amendment to Travel & Lifestyle Services Operating Agreement, dated as of May 27, 2022, by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited (as assignee of GBT III B.V.) (incorporated by reference to Exhibit 10.29.7 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxxi)	Employment Agreement, dated April 1, 2019, by and between GBT US LLC and Michael Qualantone (incorporated by reference to Exhibit 10.20 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on March 22, 2022).
(d)(xxxii)	Employment Contract, dated November 26, 2019, by and between GBT Travel Services UK Limited and Andrew Crawley (incorporated by reference to Exhibit 10.21 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxxiii)	Service Agreement, dated June 5, 2020, by and between GBT Travel Services UK Limited and Paul Abbott (incorporated by reference to Exhibit 10.22 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxxiv)	Supplemental Severance Agreement, dated November 2, 2021, by and between GBT US LLC and Michael Qualantone (incorporated by reference to Exhibit 10.23 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on March 22, 2022)
(d)(xxxv)	Supplemental Severance Agreement, dated December 2, 2021, by and between GBT Travel Services UK Limited and Andrew Crawley (incorporated by reference to Exhibit 10.24 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxxvi)	Supplemental Severance Agreement, dated December 7, 2021, by and between GBT Travel Services UK Limited and Paul Abbott (incorporated by reference to Exhibit 10.25 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).
(d)(xxxvii)	Form of Time Based Option Award Agreement under the Global Business Travel Group, Inc., Management Incentive Plan (incorporated by reference to Exhibit 10.17 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).
(d)(xxxviii)	Form of Time-Based Option Grant Agreement (United Kingdom) under the GBT JerseyCo Limited Amended and Restated Management Incentive Plan (incorporated by reference to Exhibit 10.34 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xxxix)	Form of Time-Based Option Grant Agreement (United States) under the GBT JerseyCo Limited Amended and Restated Management Incentive Plan (incorporated by reference to Exhibit 10.35 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xl)	Form of Time-Based Option Grant Agreement under the GBT JerseyCo Limited Management Incentive Plan (incorporated by reference to Exhibit 10.36 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).

(d)(xli)	Form of Time-Based Restricted Stock Unit Award Agreement (Executive Leadership Team) under the Global Business Travel Group, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2022).
(d)(xlii)	GBT JerseyCo Limited 2021 Executive Long-Term Cash Incentive Award Plan, effective as of November 5, 2021 (incorporated by reference to Exhibit 10.37 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xliii)	Form of Award Agreement (United Kingdom) under the GBT JerseyCo Limited 2021 Executive Long-Term Cash Incentive Award Plan (incorporated by reference to Exhibit 10.38 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xliv)	Form of Award Agreement (United States) under the GBT JerseyCo Limited 2021 Executive Long-Term Cash Incentive Award Plan (incorporated by reference to Exhibit 10.39 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xlv)	GBT JerseyCo Limited 2020 Executive Long-Term Cash Incentive Award Plan, effective as of November 5, 2020 (incorporated by reference to Exhibit 10.40 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xlvi)	Form of Award Agreement (United Kingdom) under the GBT JerseyCo Limited 2020 Executive Long-Term Cash Incentive Award Plan (incorporated by reference to Exhibit 10.41 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xlvii)	Form of Award Agreement (United States) under the GBT JerseyCo Limited 2020 Executive Long-Term Cash Incentive Award Plan (incorporated by reference to Exhibit 10.42 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).
(d)(xlviii)	Form of Dealer Manager Agreement (incorporated by reference to exhibit 10.32 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 9, 2022).
(d)(xlix)	Tender and Support Agreement, dated as of September 8, 2022, by and between the Company and Supporting Stockholders (incorporated by reference to exhibit 10.33 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 9, 2022).
(g)	Not applicable.
(h)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 9, 2022).

(b)	Filing Fee Exhibit.

Filing Fee Table.*

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:	/s/ Eric J. Bock
Eric J. Bock Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary

Dated: October 3, 2022